SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 Par Value
(Title of Class of Securities)

02520N106
(CUSIP Number)

Eric P. Von der Porten
Leeward Capital, L.P.
1395 San Carlos Avenue, Suite B
San Carlos, CA  94070
(650) 592-2181

With a copy to:

Henry Lesser, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, CA  94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Capital, L.P. 94-32559184
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): WC
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Partnership)

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Investments, LLC 94-32559183
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Liability Company)

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Mr. Eric P. Von der Porten
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the below-identified Item from the Schedule 13D previously filed by the Reporting Persons, as previously amended (the “Schedule 13D”), by supplementing such Item with the information below.  Capitalized terms used and not defined in this Amendment have the meanings given to them in the Schedule 13D.

Item 4.                      Purpose of Transaction

On June 4, 2008, at the annual meeting of ACPT's shareholders, Mr. Von der Porten, one of the Reporting Persons, was elected to ACPT's Board of Trustees as a member of the class of Trustees whose terms expire at the 2011 annual meeting of shareholders. Mr. Von der Porten had been nominated for election as part of the slate of nominees submitted by the Board of Trustees.

In view of the foregoing, the Reporting Persons will have no further statement at this time regarding ACPT's strategic direction or any of the other matters as to which the Reporting Persons have previously commented in the Schedule 13D.  Mr. Von der Porten intends to pursue those matters with his fellow Trustees.

Consistent with, and subject to, the position of Mr. Von der Porten as a member of ACPT's Board of Trustees, the Reporting Persons reserve the right to acquire additional ACPT Common Shares and dispose of ACPT Common Shares depending upon market prices and such other factors as they consider relevant.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2008

LEEWARD CAPITAL, L.P.

	By:	Leeward Investments, LLC
General Partner

	By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

LEEWARD INVESTMENTS, LLC

	By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

ERIC P. VON DER PORTEN

/s/ Eric P. Von der Porten
Eric P. Von der Porten